UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of August 2007

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



HARMONY FINANCIAL REVIEW FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2007

ANNUAL HIGHLIGHTS

- Headline earnings of 43 SA cents per share
- Cash earnings per share up by 73%
- First net profit in three years
- Development up by 35%

FINANCIAL SUMMARY FOR THE QUARTER AND YEAR ENDED 30 JUNE 2007

		Quarter March 2007	Quarter June 2007	Q-on-Q % variance	Quarter June 2006	Financial year 2006	2007
Gold produced	– kg	18 010	16 396	(9.0)	17 243	74 242	72 602
	– oz	579 032	527 141	(9.0)	554 373	2 386 925	2 334 198
Cash costs	– R/kg	103 608	149 180	(44.0)	93 968	88 629	112 407
	– $/oz	445	655	(47.2)	452	433	486
Cash operating profit	– Rm	869	39	(95.5)	645	1 459	2 554
	– US$m	120	6	(95.0)	100	229	353
Cash earnings	– SA c/s	218	10	(95.4)	163	371	642
	– US c/s	30	1	(96.7)	25	58	89
Basic profit/(loss)	– SA c/s	62	(163)	(362.9)	(11)	(133)	86
	– US c/s	9	(23)	(355.6)	(2)	(21)	12
Headline profit/(loss)	– SA c/s	58	(133)	(329.3)	(52)	(269)	43
	– US c/s	8	(19)	(337.5)	(8)	(42)	6
Fully diluted earnings/(loss)	– SA c/s	61	(163)	(367.2)	(11)	(133)	85
	– US c/s	8	(23)	(387.5)	(2)	(21)	12

TABLE OF CONTENTS

Acting Chief Executive's Review 3

Safety and Health Report 7

The Fourth Quarter and Year ended 30 June 2007 under review. 8

Capital Expenditure 10

Operational Review

South African Operations 12

   – Quarterly profit comparison for operations 13

   – Quality operations 13

   – Leveraged operations 14

   – South African surface operations (includes Kalgold) 15

Australian Operations 16

Growth Projects 17

   – Doornkop South Reef Capital Project 17

   – Tshepong – Sub 66 Decline Project 18

   – Phakisa Capital Project 19

   – Elandsrand Capital Project 20

   – Hidden Valley Project 21

   – Wafi/Golpu Pre-feasibility Studies 22

Operating and financial results (Rand/metric)(unaudited) 23

Total operations – quarterly financial results (Rand/metric)(unaudited) 24

Condensed consolidated income statement for the year ended 30 June 2007 (Rand) 25

Condensed consolidated balance sheet at 30 June 2007 (Rand) 26

Condensed consolidated statement of changes in equity for the year ended 30 June 2007 (Rand) 27

Summarised cash flow statement for the year ended 30 June 2007 (Rand) 28

Reconciliation between cash operating profit and cash generated/(utilised) by operations for
the year ended 30 June 2007 (Rand)(unaudited) 29

Notes to the condensed consolidated financial statements for the year ended 30 June 2007 30

Operating and financial results (US$/imperial)(unaudited) 42

Total operations – quarterly financial results (US$/imperial)(unaudited) 43

Condensed consolidated income statement for the year ended 30 June 2007 (US$) 44

Condensed consolidated balance sheet at 30 June 2007 (US$) 45

Condensed consolidated statement of changes in equity for the year ended 30 June 2007 (US$) 46

Summarised cash flow statement for the year ended 30 June 2007 (US$) 47

Development results (Metric) and (Imperial) 54

Contact details 55

ACTING CHIEF EXECUTIVE'S REVIEW

Harmony submits its report to shareholders for the fourth quarter and the year ended 30 June 2007. Three significant events occurred at Harmony subsequent to the quarter end.

■ After twelve years, Bernard Swanepoel resigned his position as Chief Executive of Harmony. Bernard grew the company from a single mining lease to the world's fifth largest gold producer and spearheaded the company's strong acquisition phase. Harmony wishes Bernard every success in his future endeavours.

■ Harmony issued to shareholders the company's first trading statement drawing attention to the quarter's anticipated cost increases and operational problems.

■ Harmony's Financial Director Nomfundo Qangule resigned and Frank Abbott was appointed in the position for an interim period of six months until a suitable appointment can be made by the Harmony board of directors.

As Acting Chief Executive, it is my pleasure to report on the company's improved financial results for the 2007 Financial Year and the disappointing performance for the June quarter. In this report I will expand on the current financial status of the company, the reviewed strategy and the positive changes to be implemented to return the company to a clean bill of health in order to yield financial returns for our shareholders.

Operational performance

Harmony achieved a sound financial performance for the financial year ended 30 June 2007, posting a net profit of R341 million compared with a net loss of R525 million for 2006. Cash operating profit increased to R2.6 billion (R1.5 billion: 2006) and operating profit improved to R1.2 billion from R255 million in FY06. Revenue for the year was up by 33% to R10.7 billion (R8.0 billion: 2006) on the back of an improved gold price in dollar terms of $638/oz (average for the year) and a weaker Rand/dollar exchange rate of R7.20. Basic headline earnings per share improved substantially to 43 SA cents from a loss of 269 SA cents per share recorded in FY06.

Cash operating costs increased year on year by R1.6 billion from R6.6 billion to R8.2 billion. The last six months' increasing costs have been a major concern for management and cost control is already being actively addressed at all levels of the operations, but more specifically in areas of capital expenditure, overheads and services. We will, however, have to work harder to reduce the overhead costs linked to Rand per tonne and simultaneously increase our grades by working smarter to ensure that ultimately our Rand per kilogram cost is also reduced.

The main contributors to costs were consumables and supervisory labour. The once-off cost adjustment for the June quarter is ascribed to the newly installed accounting software system that resulted in some of the March quarter's costs being captured in the June 2007 quarter. As a result, Harmony's total cash operating costs rose by 31.1% quarter-on-quarter to R2.4 billion from R1.9 billion.

An internal review of our new accounting system is currently underway to address the shortcomings of the system in an effort to understand the underlying issues and establish the current backlog of payments in order to improve cost management. Employee's knowledge of the system will be established and where necessary, retraining will be provided to ensure the highest level of proficiency. External consultants have been engaged to do a comprehensive audit of the system. We anticipate that the system should be bedded-down within six months. A further audit conducted by Harmony's auditors should be completed in December 2007.

Another area that is enjoying special scrutiny is the Conops method of operation being employed at a number of the company's mines. It should be emphasised that not all of Harmony's mines operate on the Conops method. A task team has been appointed under the auspices of Chief Operating Officer, Alwyn Pretorius, to analyse fully the benefit and cost implications of this method to the company in order to evaluate its efficiency. A full analysis of Tshepong has already been completed and that of Elandsrand commenced recently. We should be in a position, in the September quarter, to provide feedback on the analysis identifying operations that benefit from Conops and those that do not. A final decision on the outcome of this method of operation will be made in the December quarter.

Capital expenditure

Attributable capital expenditure for the Growth Projects incurred during 2007 totalled R457 million, a large percentage of this expenditure was incurred at the Hidden Valley Mine project in Papua New Guinea.

The Hidden Valley project, together with the other four SA major capital projects require significant capital expenditure in the next 12 to 36 months based on the current project delivery schedules. We are evaluating the planned capital expenditure together with the project timeline.

Funding options are being investigated including raising debt and disposal of certain assets, such as the Cooke uranium dump.

Financial items

Exploration expenditure

Harmony's exploration activities carried out during the year amounted to R194 million. Although exploration is an important part of the reserves and resources pipeline, the company's current cash situation will dictate which current activities should be continued, slowed down or temporarily suspended.

Exploration activities at Evander South and Target North will be slowed down, while the activities in Senegal, West Africa will be suspended. Whilst we will continue with exploration in PNG, which is considered to be our most important exploration activity, we will, in the short term, have to refocus the team to extract optimal value from our investment.

In July 2007, Harmony completed the pre-feasibility studies for the Wafi/Golpu, copper/gold deposit, located at the Wafi site in the Morobe province of PNG. The Wafi (gold deposit) pre-feasibility currently underway is due for completion in November 2007. The Golpu study identified a technically and economically viable project plan, with the definition of a probable ore reserve of 70.8 million tonnes, grading 1.1% copper, 0.61g/t gold and 121ppm molybdenum. Total project expenditure to date is 36.6 million Kina (AUD16.6 million), with an additional expenditure of 4.4 million Kina (AUD2.0 million) forecast for completion of the study.

The project will be put through a stage-gated process before it is presented to the board for approval on whether or not to proceed to full feasibility study. The possibility of complementary or investment partnerships could be considered to turn the projects into newly commissioned mines.

Impairment

An impairment charge of about AUD65 million was recognised on the Western Australian assets at year-end, mainly as a result of the shortened mine life at Mt Magnet, which impacted on the Life of Mine Valuation for asset-carrying values and undeveloped properties. Although a portion of the impairment charge relates to South Kal Mine (AUD20 million), based on its declared reserves and resources, the profit to be realised on the disposal of the nickel assets was not taken into account to offset this amount, as those disposals will only be recognised in future.

Strategy

Our three-pronged strategy which is underpinned by the company's growth drivers will remain mostly unchanged.

We will continue to exploit complementary and opportunistic acquisitions both locally and internationally, however, this activity is not considered a priority as our more urgent and immediate focus will be devoted to our current operations.

After reviewing the disposal strategy, it was decided to suspend the disposal of any further assets, with the exception of those deals that Harmony has already committed itself to. These include the Orkney shafts 2, 4 and 7 to Pamodzi Investment Holdings; South Kal Mines to Dioro Exploration NL in Australia, and in time the Mt Magnet operation as well as the Cooke uranium dump in Randfontein.

Our focus on operations will include internal due diligence studies. Consistently loss-making shafts will be closed down and employees redeployed within the company.

The upgrading of our Growth portfolio to increase our production by 1.4 million ounces remains core to our organic growth ambitions. All projects will be scrutinised and capital expenditure commitments carefully understood. Some project delays may occur as Harmony's current financial constraints may affect project scheduling and the time taken to bring these new mines on stream. During the next six months, our Growth portfolio's expenditure commitments will be communicated to shareholders as well as delays, if any, in production build-up.

Ore reserves

At 30 June 2007, Harmony's ore reserves reflected a year-on-year depletion of 2.4 million ounces when compared with the combined ore reserves for 30 June 2006. Disposals of assets, shaft closures and the loss of the Western Areas equity ounces accounted for a further decrease of 5.3 million ounces of reserves.

The pre-feasibility studies at Harmony's Evander South Project as well as Golpu in Papua New Guinea (PNG) added 3.5 million ounces to the reserves. Copper and molybdenum reserves have not been included as gold equivalents. A further increase of 1.8 million ounces is attributable to growth in the reserves from the South African operations. After accounting for the depletion and replacements, Harmony's current gold ore reserves amount to 53.6 million ounces.

A gold price of US$520/oz was used for the conversion of Mineral Resources to Ore Reserves at our South African and Australasian operations. An exchange rate of USD/ZAR6.88 for South Africa and AUD/USD0.73 for Australia has been used, resulting in a gold price of R115 000/kg or AUD712/oz , respectively.

Following an extensive drilling exploration programme, Harmony declared its uranium mineral resources, within the measured resource category. Five tailings dams in Randfontein delivered 360 million tonnes containing 79 million pounds of U_3O_8;and six tailings dams in the Free State with 190 million tonnes containing 30 million pounds of U_3O_8. These resources represent the total contained dump resources and no economic cut-offs have been applied. Economics of dual pay limits have also not been applied.

Later in the year, Harmony's Ore Resources Executive, Jaco Boshoff, will deliver a presentation to Harmony's investment community on our ore reserves. We will highlight the areas where our ore reserves are located, quantify current reserves being mined and reserves to be mined in the longer term. In addition, we will illustrate how our stated ore reserves relate to our future production and yields.

After a recent inspection of some of Harmony's Quality mines, I can safely state that Harmony has excellent ore-bodies. I am confident that through team work, a diligent and dedicated management and workforce, each mine should be in a position to produce at maximum grade levels.

Management

Executive management had in the past months been depleted and no replacements had been made. This key issue of management capacity had been raised by concerned shareholders and critics. In order to address these vacancies, one external and two internal appointments were made. We recognise that further appointments will be required especially from the mining engineering and financial fields.

Until recently, executive management was too thinly stretched and had too large a span of control. Going forward we will have disciplined, committed management, to support future growth. Management has undertaken to reverse the downward trend of the gold production and the unsatisfactory upward trend of the operating cost and consequently the unit cost.

Dividend

Harmony is committed to large capital expenditures for the next four years in order to increase production volumes. During this period, cash generated by the operations will be utilised to fund our Growth projects. Accordingly, no final dividend was declared by the Board of Directors for the financial year ended 30 June 2007.

Outlook

Our back to basics approach and focus on disciplined mining should have the management and workforce concentrate on reversing the direction of the downward trend of our production and the upward trend in our cost graphs.

We are keenly aware that good management and intensive cost controls should enhance the company's prospects. Although no dramatic upturn should be expected in the next two quarters, productivity improvements will, however, be demanded from each employee throughout the company.

We have commenced with our new strategy to realise our full potential. To this end, our South African operations will not be sub-divided nor are any further assets for sale.

We have excellent orebodies, well-advanced projects and high-calibre management. With a clear focus on future improvements in production and costs, we should begin to contribute to the future prosperity of Harmony.

A note of thanks

I would like to extend my appreciation and gratitude to the board for their guidance and to management and employees for their valued support. I would also like to thank our shareholders who have remained committed to Harmony.

SAFETY AND HEALTH REPORT

■ An improved safety performance for FY2007
■ Bambanani and Tshepong each achieved one million fatality free shifts
■ Orkney and Cooke each achieved 500 000 fatality free shifts

Harmony continued its intense focus on safety and these efforts are reflected in the significant improvements made during the 2007 financial year.

Although the June quarter showed a 5% regression in the fatality injury frequency rate (FIFR) of 0.22 compared with 0.20 for the March quarter, an annualised improvement of 19% was achieved for 2007.

The Lost Time Injury Frequency Rate (LTIFR) improved slightly during the quarter from a rate of 15.41 to 15.27, an improvement of 1.0%, while an exceptional annualised improvement of 11.6% was recorded.

Notwithstanding the overall improvements made in safety, regrettably 27 employees died at Harmony's operations during the 2007 financial year as a result of work related accidents.

Management is committed to zero-fatalities and every effort will be made to maintain focus on this objective.



There were no lost time injuries at Hidden Valley during the quarter. The number of incidents and reports of hazards is, however, rising and is consistent with increased activity on site. A stronger focus on safety issues will be imposed going forward.

The LTIFR at Australian operations remains at 4.2 which is the same as the Industry average.

FOURTH QUARTER AND YEAR ENDED JUNE 2007 UNDER REVIEW

Harmony's June 2007 quarter was beset by a number of unforeseen difficulties. Harmony's Board of Directors issued a Trading Statement advising shareholders that the June quarter-on-quarter variance was attributable to a combination of lower production and an increase in costs.

Attributable gold produced for the SA underground operations during the June 2007 quarter, decreased from 15 655kg to 14 019kg in the March 2007 quarter, mainly due to a reduction in tonnages because of the orepass blockage at Bambanani necessitating the temporary closure of the mine and sending workers on leave for a month. The decrease in recovery grade from 4.97g/t to 4.76g/t for the quarter, was ascribed to mining a lower grade area at Tshepong.

The decrease in gold production as a result of lower grades, as well as extremely high costs resulted in the decrease in operating profit from R869 million in March 2007 quarter to R39 million in the June quarter.

The decrease in grade resulted in a 1 614kg reduction in production to 16 396kg for the quarter. The gold price received moved from R151 833 per kg during the March 2007 quarter to R151 552 per kg during the June 2007 quarter.

The Rand per tonne cost increased from R365/t previously to R461/t in June 2007 and the Rand per kilogram cost from R103 608/kg in March 2007 to R149 180/kg in the June 2007 quarter.

Harmony's total cash operating costs were up by 31.1% quarter-on-quarter to R2.4 billion. The company ascribes this in part to the newly installed accounting software system that resulted in some of the March quarter's costs being captured in the June 2007 quarter. An average of the last six months' cost is a more accurate reflection of the company's current cost base.

The company's cost base increased by 12% on the previous six months primarily due to consumables (stores) and supervisory labour.

Gold production for our Australian operations decreased by 10.0% to 1 447kg in the June 2007 quarter mainly due to a lower recovery grade of 2.09g/t compared to recorded grades of 2.32g/t in the March 2007 quarter. The negative variance in grade resulted in a R23 million loss in revenue. Although operating costs increased by R37.4 million during the 4th quarter the Australian operations recorded a loss of R8.5 million for the June quarter.

Harmony reported a net loss of R653 million for the June quarter compared with a net profit of R247 million for the previous quarter. The current quarter's results were negatively affected mainly by the R830 million decrease in operating profit and the impairment of assets of R268 million as a result of the shortened mine life at Mt Magnet due to the recent seismic events.

The performance of the company is set out in the following tables:

		March 2007	June 2007	Q-on-Q % Variance	June 2006	Financial year 2006	2007
Production	– kg	18 010	16 396	(9.0)	17 243	74 242	72 602
Production	– oz	579 032	527 141	(9.0)	554 373	2 386 925	2 334 198
Revenue	– R/kg	151 833	151 552	(0.2)	131 358	108 268	147 580
Revenue	– US$/oz	652	665	2.0	631	529	638
Cash cost	– R/kg	103 608	149 180	(44.0)	93 968	88 629	112 407
Cash cost	– US$/oz	445	655	(47.2)	452	433	486
Exchange rate	– USD/ZAR	7.24	7.09	(2.1)	6.47	6.36	7.20

Cash Operating Margins

	March 2007	June 2007	Q-on-Q % Variance	June 2006	Financial year 2006	2007
Cash operating profit (Rm)	868.5	38.9	(95.5)	645.2	1 459	2 554
Cash operating profit margin (%)	31.8	1.6	(95.0)	28.5	18.1	23.8

Quarter on quarter cash operating profit variance analysis

Cash operating profit – March 2007	R868.5 million
– volume change	(R101.5) million
– working cost change	(R580.1) million
– recovery grade change	(R143.6) million
– gold price change	(R4.4) million
– net variance	(R829.6) million
Cash operating profit – June 2007	R38.9 million

Analysis of earnings per share (SA cents)

Earnings per share (SA cents)	Quarter ended March 2007	Quarter ended June 2007	Quarter ended June 2006
Cash earnings	218	10	163
Basic earnings/(loss)	62	(163)	(11)
Headline earnings/(loss)	58	(133)	(52)
Fully diluted earnings/(loss)	61	(163)	(11)

Reconciliation between basic earnings and headline loss

Headline earnings in cents per share	Quarter ended March 2007	Quarter ended June 2007
Basic earnings	62	(163)
Profit on sale of property, plant and equipment	(1)	(17)
Profit on disposal of investment in GoldFields Limited	(1)	(8)
Profit on sale of Australian investment	(2)	–
Profit on sale of subsidiaries	–	–
Impairment of assets	–	39
Profit on sale of Western Areas investments	–	–
Headline earnings	58	(133)

Reconciliation between basic earnings and headline loss

Headline earnings in cents per share	Financial year	
	2006	2007
Basic earnings	(133)	86
Profit on sale of property, plant and equipment	(15)	(34)
Profit on disposal of investment in GoldFields Limited	(78)	8
Profit on sale of Australian investment	–	(2)
Profit on sale of subsidiaries	(4)	–
Impairment of assets	(39)	40
Profit on sale of Western areas investment	–	(55)
Headline earnings	(269)	43

CAPITAL EXPENDITURE

Attributable capital expenditure incurred at our Growth projects during the June 2007 quarter totalled R457 million compared with R299 million for the corresponding period in March 2007.

Harmony's capital projects are central to the growth of the company and in order to sustain the capex schedule, the Growth projects will be trimmed of all non-essential expenditure or excesses.

Operational Capex	Actual March 2007 Rm	Actual June 2007 Rm	
South African Operations	349	372	
Australasian Operations	62	51	
Total Operational Capex	411	423	
Project Capex			Capital invested to date Rm
Doornkop South Reef	65	82	588
Elandsrand New Mine	38	18	565
Tshepong North Decline	19	24	258
Phakisa Shaft	62	54	564
Hidden Valley PNG	115	279	621
Total Project Capex	299	457	2 596
Total Capex	710	880	

Operational Capex	Actual Financial year 2007 Rm
South African Operations	1 375
Australasian Operations	194
Total Operational Capex	1 569
Project Capex	
Doornkop South Reef	238
Elandsrand New Mine	114
Tshepong North Decline	62
Phakisa Shaft	234
PNG	526
Total Project Capex	1 174
Total Capex	2 743

OPERATIONAL REVIEW
South African Operations

Tonnes Milled

Tonnages from the SA underground operations were 6.6% down at 2 944 000 tonnes (3 152 000 tonnes) for the quarter under review. The drop in tonnages is attributable to the orepass blockage at Bambanani, the re-engineering of Joel's North Shaft which is expected to be completed end-September and the underperformance at Mt Magnet's underground operations in Australia.

Recovery Grades

Despite yields improving at Evander and Randfontein this was insufficient to mitigate the decrease in grade from Tshepong, Target and Mt Magnet.

Cost Control

Harmony's Rand per tonne costs at the SA underground operations increased by 42.7% from R506/t to R722/t per tonne. Cash operating costs were also up by 33.3%. Lower recovery grades and consequently fewer kilograms produced resulted in higher unit cost of R151 599/kg (R101 868/kg).

This is in part ascribed to the newly installed accounting software system that resulted in some of the March quarter's costs being captured in the June 2007 quarter. Productivity and supervisory labour were two additional items contributing to the cash cost increases in the June quarter. A six-monthly average is more representative of Harmony's present cash cost, associated with under-performance in gold production.

Total SA cash operating costs were up by 32.4% quarter-on-quarter from R1.7 billion to R2.2 billion.

Development

Total Metres '000	March 2006	June 2007	Q-on-Q % Variance
Quality	20.4	22.5	10.3
Growth	6.2	6.4	3.2
Leverage	11.8	11.3	(4.2)
Total	38.4	40.2	4.7

Harmony has invested significantly in the development of its ore bodies. Development for the June quarter was 4.7% up on the previous quarter.

Quarterly profit comparison for operations

OPERATION	WORKING PROFIT (Rm)			VARIANCES (Rm)			
	March-07	June-07	Variance	Volume	Grade	Price	Costs
South African operations							
Quality ounces	496.5	72.6	(423.9)	32.3	(95.1)	(4.6)	(356.5)
Growth ounces	54.5	62.1	7.6	(0.7)	39.7	(3.3)	(28.1)
Leverage ounces	235.0	(138.5)	(373.5)	(168.3)	(56.8)	(2.4)	(146.0)
Surface operations	35.3	51.2	15.9	36.2	(8.4)	0.2	(12.1)
Australasian operations	47.2	(8.5)	(55.7)	(1.0)	(23.0)	5.7	(37.4)
Total Harmony	868.5	38.9	(829.6)	(101.5)	(143.6)	(4.4)	(580.1)

Quality operations

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts.

		March 2007	June 2007	Q-on-Q % Variance	June 2006	Financial year 2006	2007
U/g tonnes milled	('000)	1 496	1 535	2.6	1 618	6 178	6 257
U/g recovery grade	(g/t)	5.45	5.05	(7.3)	5.26	5.75	5.31
U/g kilograms produced	(kg)	8 158	7 745	(5.1)	8 510	35 494	33 248
U/g working costs	(R/kg)	91 055	141 949	(55.9)	80 454	78 379	102 327
U/g working costs	(R/tonne)	497	716	(44.1)	423	450	544

Tshepong Mine

At Tshepong, area mined decreased by 4.6% quarter on quarter as a result of two seismic events and forced panel moves due to below cut-off grades. This decrease, however, only had a slight impact on tonnages milled.

Grade was down quarter on quarter due to increases in stoping width and off-reef mining, contributing to the decrease in average mining grade. Decreases in mine call factor and shaft call factor lead to lower recovered grade. Towards the end of the quarter, crews were moved to higher grade areas and ledging began at two raises holed at Sub 66, which contain higher and more predictable grade.

Cost increased to R538/t from R492/t and R/kg increased by 26.5% from R78 471/kg to R99 267/kg mainly due to the drop in recovered grade of 13.6% from 6.27g/t to 5.42g/t and consequently gold production was down by 14.8% from 2 444kgs to 2 083kgs.

Target Mine

Target produced higher volumes due to increased vehicle availability and face advance. This quarter also saw increase in square meters and higher loading rates due to improved fragmentation. The vehicle replacement strategy should contribute to further improvement and consistency.

Grade decreased due to the depletion of higher grade massive stopes, a decrease in higher grade development and moving mining to lower grade areas as dictated by the stope sequencing.

Volumes were 13.7% higher at 224 000t from 197 000t, but yield decreased by 13.3% from 5.94g/t to 5.15g/t, gold production.

Masimong Mine

Tonnages mined at Masimong increased by 5.9% from 236 000 tonnes to 250 000 tonnes for the quarter. However, recovered mining grades showed a drop of 9.9% from 4.86g/t to 4.38g/t during the quarter and kilograms produced decreased by 4.5% from 1 148kgs to 1 096kgs. Panels were moved to higher identified grade areas towards the end of the quarter.

Evander

Good increase in stoping volume and reduced machinery downtime resulted in an increase in tonnes.

Although production improved due to improved mine call factor to 1 925kg (1 869kg), recovery grade was flat at 5.17g/t.

Rand per kilogram costs were 28% up at R125 648/kg while working costs were 31.8% higher at R241 million, mainly due to steel costs, as well as stores and materials over-expenditure.

Randfontein Operations

Tonnages from Randfontein saw a marked improvement for the June quarter from 311 000 to 305 000 tonnes.

Lack of flexibility and low grade areas as well as loss in face length on the high grade pillars impacted negatively on grade recovery. Recovery grade dropped to 4.88g/t from 4.91g/t, while kilograms produced reduced by 2.6%.

Rand per kilogram costs were exceptionally higher at R155 266/kg from R117 253/kg previously.

Leveraged operations

Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand, and Orkney.

		March 2007	June 2007	Q-on-Q % Variance	June 2006	Financial year 2006	2007
U/g tonnes milled	('000)	1 277	1 031	(19.3)	1 119	4 644	4 997
U/g recovery grade	(g/t)	4.49	4.13	(8.0)	4.26	4.58	4.28
U/g kilograms produced	(kg)	5 740	4 261	(25.8)	4 768	21 257	21 383
U/g working costs	(R/kg)	111 291	184 161	(65.5)	113 074	100 790	126 957
U/g working costs	(R/tonne)	500	761	(52.2)	482	461	543

Volumes from Leverage Operations were down by 246 000 tonnes on the previous quarter as well as lower recovery grade of 4.13g/t. 240 000 tonnes is the direct result of issues at Joel (60 000 tonnes) and Bambanani (180 000 tonnes).

Work at Bambanani commenced mid-July after labour returned to work. Most of the labour had to be re-acclimatised and work areas required proper risk assessments to address hazards before work could start. This impacted the July month of the September quarter.

Joel had to deal with additional unforeseen difficulties in the June quarter. The two biggest issues are the fact that the shaft ventilation column and cement column had to be removed when it was discovered that they were in extremely poor condition. In an effort to counter the loss of production most crews have been moved to higher mineable grade panels.

South African surface operations (includes Kalgold)

		March 2007	June 2007	Q-on-Q % Variance	June 2006	Financial year 2006	2007
Surface tonnes milled	('000)	1 268	1 673	31.9	1 054	3 613	4 943
Surface recovery grade	(g/t)	0.59	0.56	(5.1)	0.66	1.00	0.64
Kilograms produced	(kg)	747	930	24.5	700	3 620	3 139
Working costs	(R/kg)	104 299	96 785	7.2	77 184	87 012	93 982
Working costs	(R/tonne)	61	54	11.5	51	87	60

Kalgold

Throughput at Kalgold decrease by 24% for the June quarter. Higher recovery grades from 1.03 to 1.57 g/t significantly improved profitability.

Most of the waste has now been mined in the D-Zone. The adjacent pits are in an advanced stage of design and are expected to significantly increase the life of mine and revenue contribution.

Project Phoenix

Total tonnes treated at the plant increased steadily to average about 280 000 tonnes per month. Additional surface sources treated at higher grade and higher recovery rates, contributed positively to profit.

Brand A equipment installation was completed and commissioned during the June quarter.

Annual Capital Expenditure Profile

Table (Rm)	2006	2007	2008	2009	2010	Total
Actual Sunk	15.14	22.43				37.57
Forecast			3.61			41.19
Total	15.14	22.43	3.61			78.76

AUSTRALIAN OPERATIONS

Highlights

- HBJ/South Kal Mine project remained on track for ore production September 2007
- Dioro tenement divestment transaction settled, with shares sold for AUD3.6 million
- Nickel tenements at South Kal Mine sold for AUD23 million in two separate transactions
- Agreement signed with Dioro for sale of South Kal Mines for AUD45 million

				Q-on-Q		Financial year	
		March 2007	June 2007	% Variance	June 2006	2006	2007
Tonnes milled	('000)	694	691	(0.4)	775	3 084	2 961
Recovery grade	(g/t)	2.32	2.09	(9.9)	2.38	2.33	2.36
Kilograms produced	(kg)	1 608	1 447	(10.0)	1 844	7 201	6 992
Working costs	(R/kg)	120 225	159 417	(32.6)	92 760	85 673	118 635
Working costs	(R/tonne)	279	334	(19.7)	221	200	280

Production from our Australian operations was down at 1 447kg from 1 608kg, this was mainly due to lower recovery grade of 2.09g/t compared with 2.32g/t for the March quarter. This resulted in a R23 million loss in revenue. Operating costs increased by R37.4 million compared with March. The Australian operations recorded a loss of R8.5 million for June 2007.

During the quarter the remainder of the hedge book which was initially acquired with the purchase of the West Australian assets was closed out. The remaining 230 000 ounces were closed out at an average cost of AUD809 per ounce, for a total cost of AUD75.8 million. The whole amount was settled during the quarter from available cash sources. The close out has resulted in Harmony being totally unhedged again in line with its stated company objectives, and also allows the company the flexibility to deal with the Western Australian assets as it sees appropriate, without constraints.

An impairment charge of approximately AUD67 million was recognised on the Western Australian assets at year-end.

Two seismic events, one early in May and the other in mid-June, occurred in Hill 50 that significantly reduced the mine production. The May event resulted in the decision to systematically install a dynamic ground support regime in the lower levels of the mine, a program that is still ongoing and led to minimal stoping for the month.

Together with the proposed South Kal Mine disposal Harmony is working towards exiting its Western Australian assets in the shortest possible time.

South Kal Tenement Divestment – Dioro

The "Penfolds" tenement divestment to Dioro Exploration Pty Ltd at the South Kal operations was completed during the quarter with the transferral of tenements to Dioro and receipt of 45 million Dioro shares.

South Kal Tenement Divestment – Nickel Tenements

The nickel tenement divestment agreement for AUD20 million cash was signed during the quarter. Conditions precedent are required to be fulfilled before completion and receipt of the monies, which is expected in the September quarter, when this transaction will be accounted for.

South Kal Tenement Divestment – Location 45

A smaller tenement in including Location 45 and two mining tenements is also being divested to Australian Mines (ASX listed company). The terms of the agreement have been finalised and the document is due for signing in July. This package has been sold for AUD3 million cash, payable over three tranches. Completion of this agreement is expected before the end of the September quarter.

GROWTH PROJECTS

- Doornkop commences first scheduled stope blasting
- Tshepong project 90% completed

Growth projects production performance from Doornkop and Elandsrand old mines

		March 2007	June 2007	Q-on-Q % Variance	June 2006	Financial year 2006	2007
U/g tonnes milled	('000)	379	378	(0.3)	391	1 361	1 554
U/g recovery grade	(g/t)	4.64	5.33	14.9	3.63	4.90	5.05
U/g kilograms produced	(kg)	1 757	2 013	14.6	1 421	6 670	7 840
U/g working costs	(R/kg)	121 289	119 800	1.2	120 626	108 445	117 289
U/g working costs	(R/tonne)	562	638	(13.5)	438	531	592

Significant advances were made at Harmony's Growth projects with Doornkop commencing its first scheduled stope blasting of the South Reef. Recovery grade from Elandsrand and Doornkop increased during the quarter from 4.64g/t to 5.33g/t. Operating costs increased by 13.2% in the June quarter.

Doornkop South Reef Capital Project

Project Overview

Doornkop commenced its first scheduled stope blasting of the South Reef in June 2007. It is anticipated that the build-up phase will be slow during the first month as only blasting of the stope will be performed. The momentum will pick up in month two and three when blasting will increase from three to six stopes.

Station development continued on 202, 205, 207 and 212 levels with a total of 10 269 cubic meters excavated. Access development also continued on 192 and 197 levels with 546 meters excavated and 341 meters of secondary development at 192 level.

The entire shaft has been excavated and all that remains is the lining and partial equipping of the 150 meters of shaft from 202 level to shaft bottom. During the past quarter 218 meters of shaft was lined and equipped and 85% of the station at 192 level has been equipped.

Exploration drilling of holes BH5, BH8 and BH11 intersected the South Reef during the quarter. The logging and sampling of these holes are currently in progress.

Annual Capital Expenditure Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual Sunk	13	98	114	147	238					610
Forecast						215	250	130	79	674
Total	13	98	114	147	238	215	250	130	79	1 284

Envisaged Costs (Ave at full production)

R/tonne   – R414/t

R/kg   – R63 005/kg

$/oz   – $301/oz

1st production

July 2007

Full production

December 2009

Future milestones

■	First gold	– July 2007
■	Rock winder installed and commissioned	– December 2007
■	Main shaft equipped and commissioned	– December 2007
■	Rock Winder Hoisting	– June 2008

Tshepong – Sub 66 Decline Project

Project Overview

The Tshepong project remains on budget and no budget overruns are foreseen for the next year. Ninety percent of the capital has been sunk.

Engineering work is 83% completed. The installation of the chairlift is in progress, the 72 level dam construction is completed and the installation of the pump station and pipes started in July 2007. The extension of the conveyor and mono-train to the end of the decline should be completed by December 2007.

The capital scope of work for 69 level and the sinking of the material/chairlift decline haulages are completed. The majority of the remaining development is on 71 level where the access development and raise lines should be completed in the next year.

Annual Capital Expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	Total
Actual	32.8	66.6	40.6	52.9	61.6		254.5
Forecast						25.8	25.8
Total	32.8	66.6	40.6	52.9	61.6	25.8	280.3

Envisaged Costs (Ave at full production)

R/tonne   – R433/t

R/kg   – R60 076/kg

$/oz   – $278.89/oz

1st production

April 2007

Full production

May 2008

Future milestones

- Completion of L72 belt crosscut orepass raise bore   – August 2007
- Installation of the chairlift   – September 2007
- Installation of L71 pump station   – September 2007
- Complete decline development   – December 2007

Phakisa Capital Project

Project Overview

Access development was completed on levels 66, 69, 71, 73 and 75. Rail-veyor commissioned on level 55 and cycle-times are improving. Phase 1 of surface infrastructure was completed and civil construction of main building commenced. BAC and fridge plant excavation also completed.

Annual Capital Expenditure Profile

Table (Rm)	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	117	116	147	234				614
Forecast					186	125	10	320
Total	117	116	147	234	186	125	10	934

Envisaged Costs (Ave at full production)

R/tonne   – R487/t

R/kg   – R58 869/kg

$/oz   – $278/oz

1st production

June 2008

Full production

August 2010

Future milestones

- Expected start of production   – June 2008
- Expected project completion   – April 2010
- Full production   – August 2010

Elandsrand Capital Project

Project Overview

Access development on 113 level progressed well during the June 2007 quarter. The position for the No. 3 Service Shaft cross-cut was reached and 77 linear metres were developed towards the future shaft. The start position of the Return Air Way (RAW) on the eastern side was also reached and a total of 189.6 linear metres was developed.

The pipe cross-cut, connecting the existing settler dams on 98 level was completed and work started on the installation of the 400mm chilled water return column, from the shaft to the settlers. The 22 kV sub-station on surface was commissioned and all the services cables (telephones, fire detection, lock bells, etc) were installed from 100 level to 115 level.

Annual Capital Expenditure Profile

Table (Rm)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	35.6	107.0	106.2	105.5	96.1	119.6	113.7				683.7
Forecast								153.3	132.0	20.4	305.7
Total	35.6	107.0	106.2	105.5	96.1	119.6	113.7	153.3	132.0	20.4	989.4

Project Production

	Tonnes milled	% Split	Kilograms	% Split
Old Mine	155 521	61	840	51
New Mine	98 313	39	809	49
Total Mine	253 834		1 649	

Envisaged Costs (Ave at full production)

R/tonne   – R474/t

R/kg   – R60 270/kg

$/oz   – $272/oz

1st production

October 2003

Full production

June 2012

Future milestones

- 115 level main electrical sub-station commissioned — October 2007
- 100 level 22 kV sub-station commissioned — November 2007
- 115 level pump station commissioned — December 2007
- Access development on 113 level commissioned — May 2008
- Service Shaft sub-bank, headgear and winder installation complete — May 2008

HIDDEN VALLEY PROJECT

Highlights

- Clearing and preparation of the dam bases for tailings storage facility is well advanced
- Pihema Creek diversion completed
- Construction commenced on the permanent camp at Hamata Junction
- Mining equipment commenced work on the ROM pad on eastern side of Hidden Valley pit
- Mining fleets one and two assembled and commissioned
- Hidden Valley pre-strip commenced with construction of haul road access and the South Dump
- Aptitude testing of trainee heavy equipment operators completed with first 19 trainees hired
- Performance on the Kaveroi resource drilling programme improved with drilling rates and costs achieved

Project Overview

All major access roads have been completed with general road maintenance ongoing along various sections. Most of the infrastructure earthworks are now complete.

Significant work took place within the tailings storage facility during the quarter. The saddle starter dam and main starter dam grubbing was completed with excavation commenced on the saddle dam cut off trench and clearing commenced for the Coffer Dam footprint. The Pihema Creek diversion and the southern diversion drain were both completed following strengthening works.

Clearing of the plant site commenced later than planned, however, progressed well, with topsoil being removed to waste. Significant excavation began on the power station pad (RL2000) with the pad lowered over 10 metres in June. Items of additional earthmoving equipment previously ordered have arrived on site and are now being utilised. This equipment will significantly increase the effort on the Hamata plant site.

Aptitude testing was concluded for trainee heavy equipment operator positions. Nineteen trainees have since been hired. Employment of women operators has been cleared and the aptitude testing of candidates will commence later in the year when ministerial exemption for their employment has been granted.

An interim camp was established at Hamata Junction to accommodate up to 96 operations personnel engaged in pre-strip activities.

The Secretary of the Department of Labour and Industrial Relations and the Nakuwi President visited site during the quarter to observe the heavy equipment operator aptitude testing and training programmes. The event augurs well for relationships between Harmony and the local government.

Annual Capex Expenditure profile

(Construction Capital: Cash Flow)

Table (AUDm)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	20	90							110
Forecast			297*	68					365
Total	20	90	297	68					475

*Includes AUD28 million for Rio Tinto Royalty Buy-out

Due to a production problem in the SAG mill manufacturing pipeline, the first production has been delayed to January 2009 (previously November 2008) and full production to April 2009. This change reduces the capital outflow during the coming year.

Overall there have been capital cost increases, bringing the remaining capital expenditure required to AUD365 million.

Envisaged Costs (Ave at full production)

Base   – US$207/oz

1st production

January 2009

Full production

March 2009

WAFI/GOLPU PRE-FEASIBILITY STUDIES

Project Overview

During the quarter the Golpu stand alone Pre-feasibility study (PFS) was completed on time and within budget.

The study has identified a technically and economically viable project plan, with the highlight being the definition of a probable ore reserve of 70.8 million tonnes grading 1.1% copper, 0.61g/t gold and 121ppm molybdenum. Importantly, the mining plan has restricted the overall average arsenic grade to 136ppm, with the highest grade in any single year restricted below 300ppm, to ensure that a saleable concentrate is maintained throughout the project life.

Preliminary processing options to remove arsenic from the copper concentrate have also been successful. Testing of an alkaline sulphide leaching process saw 95% of arsenic removed from concentrate grading 1.4% arsenic, without copper loss. Further testing and economic analysis are required. Economic removal of arsenic would further enhance the project and, in effect, potentially increase revenues and therefore increase mine life.

Link Zone and NRG1 studies have progressed well, with on time completion in October 2007 expected. All Link Zone metallurgical test work is complete, with NRG1 work planned for the next quarter. Following completion of the Link Zone and NRG1 studies, the optimal forward study plan is to be presented to the board. The optimal plan is expected to involve a combination of two or three of the sub-projects under consideration.

All field data collection is now complete, including drilling of the Link Zone and NRG1 and the proposed route for the decline from the Watut Valley.

Environmental and social studies have progressed well, with planned PFS environmental, archaeological and health and nutrition studies completed. There are no further studies planned for the PFS apart from ongoing collection of baseline environmental data.

Capital expenditure for the quarter was 5.5 million Kina (AUD3.7 million), with overall project to date expenditure of 36.6 million Kina. A further 4.4 million Kina is required for completion of the study.

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

			Underground production – South Africa				Other Surface	Kalgold Surface	Total Surface	South Africa Total	Australia	PNG	Harmony Total
			Quality Ounces	Growth Projects	Leveraged Ounces	Total Underground							
Ore Milled	– t'000	Jun–07	1 535	378	1 031	2 944	1 399	274	1 673	4 617	691	–	5 308
		Mar–07	1 496	379	1 277	3 152	908	360	1 268	4 420	694	–	5 114
Gold Produced	– kg	Jun–07	7 745	2 013	4 261	14 019	500	430	930	14 949	1 447	–	16 396
		Mar–07	8 158	1 757	5 740	15 655	375	372	747	16 402	1 608	–	18 010
Yield	– g/tonne	Jun–07	5.05	5.33	4.13	4.76	0.36	1.57	0.56	3.24	2.09	–	3.09
		Mar–07	5.45	4.64	4.49	4.97	0.41	1.03	0.59	3.71	2.32	–	3.52
Cash Operating Costs	– R/kg	Jun–07	141 949	119 800	184 161	151 599	81 284	114 809	96 785	148 189	159 417	–	149 180
		Mar–07	91 055	121 289	111 291	101 868	59 800	149 156	104 299	101 979	120 225	–	103 608
Cash Operating Costs	– R/tonne	Jun–07	716	638	761	722	29	180	54	480	334	–	461
		Mar–07	497	562	500	506	25	154	61	378	279	–	365
Working Revenue	(R'000)	Jun–07	1 172 037	303 275	646 234	2 121 546	76 128	65 035	141 163	2 262 709	222 130	–	2 484 839
		Mar–07	1 239 333	267 601	873 832	2 380 766	56 809	56 389	113 198	2 493 964	240 556	–	2 734 520
Cash Operating Costs	(R'000)	Jun–07	1 099 395	241 158	784 709	2 125 262	40 642	49 368	90 010	2 215 272	230 677	–	2 445 949
		Mar–07	742 825	213 105	638 811	1 594 741	22 425	55 486	77 911	1 672 652	193 321	–	1 865 973
Cash Operating Profit	(R'000)	Jun–07	72 642	62 117	(138 475)	(3 716)	35 486	15 667	51 153	47 437	(8 547)	–	38 890
		Mar–07	496 508	54 496	235 021	786 025	34 384	903	35 287	821 312	47 235	–	868 547
Capital Expenditure	(R'000)	Jun–07	243 918	210 280	95 785	549 983	–	390	390	550 373	50 441	279 341	880 155
		Mar–07	192 856	221 492	119 162	533 510	–	390	390	533 900	61 567	114 769	710 236

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		For the quarter ended	
		30 June 2007	31 March 2007
Ore milled	– t'000	5 308	5 114
Gold produced	– kg	16 396	18 010
Gold price received	– R/kg	151 552	151 833
Cash operating costs	– R/kg	149 180	103 608
		R million	R million
Revenue		2 485	2 735
Cash operating costs		(2 446)	(1 866)
Cash operating profit		39	869
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(208)	(308)
Corporate expenditure		(87)	(50)
Reversal of provision/(provision) for rehabilitation costs		14	(3)
Operating (loss)/profit		(242)	508
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(11)	(17)
Care and maintenance costs of restructured shafts		(14)	(13)
Share-based compensation		(4)	(14)
Exploration expenditure		(70)	(68)
Impairment of assets		(268)	–
Loss from associates		(1)	–
Gain/(Loss) on financial instruments		29	(24)
Profit on sale of property, plant and equipment		93	4
Other (expenses)/income – net		(42)	15
Provision for former employees' post-retirement benefits		13	–
Mark-to-market of listed investments		31	29
(Loss)/Profit on sale of listed investment		(37)	10
Investment income		87	36
Finance cost		(236)	(106)
(Loss)/Profit before taxation		(672)	360
Taxation		19	(113)
Net (loss)/profit		(653)	247
(Loss)/Earnings per share (cents) *			
– Basic (loss)/earnings		(163)	62
– Headline (loss)/earnings		(133)	58
– Fully diluted (loss)/earnings ** ***		(163)	61
Dividends per share (cents)			
– Interim		–	–
– Proposed final		–	–

Prepared in accordance with International Financial Reporting Standards

 * Calculated on weighted average number of shares in issue at quarter end 30 June 2007: 398.6 million (31 March 2007: 398.4 million).

 ** Calculated on weighted average number of diluted shares in issue at quarter end 30 June 2007: 403.1 million (31 March 2007: 403.3 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline (loss)/profit:		
Net (loss)/profit	(653)	247
Adjustments:		
– Profit on sale of assets	(66)	(4)
– Profit on sale of GBS investment	–	(9)
– Profit/(Loss) on disposal of investment in GoldFields Limited	31	(1)
– Impairment of fixed assets – net of tax	157	
Headline (loss)/profit	(531)	233

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

(Rand)

	Notes	For the year ended 30 June 2007 R million	30 June 2006 R million (restated)*
Continuing operations			
Revenue		9 148	6 823
Production cost – exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities	3	(6 866)	(5 582)
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(802)	(893)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(61)	(57)
Corporate expenditure		(249)	(174)
Exploration expenditure		(194)	(71)
Employment termination and restructuring costs		–	72
Care and maintenance costs of restructured shafts		(52)	(118)
Share-based compensation		(40)	(95)
Reversal of provision for rehabilitation costs		16	20
Profit on sale of property, plant and equipment		182	40
Reversal of impairment of assets		123	216
Gain/(Loss) on financial instruments	4	41	(516)
Other expenses – net		(38)	(137)
Operating profit/(loss)		1 208	(472)
Loss from associates	5	(19)	(105)
(Loss)/Profit on sale of listed investment	6	(35)	306
Profit on sale of investment in subsidiaries		–	14
Profit on sale of investment in associate	5	236	–
Provision for former employees' post-retirement benefits		13	(7)
Mark-to-market of listed investments		111	87
Investment income		197	201
Finance cost		(515)	(436)
Profit/(Loss) before tax		1 196	(412)
Taxation		(249)	(138)
Net profit/(loss) from continuing operations		947	(550)
Discontinued operations:			
(Loss)/Profit from discontinued operations	7	(332)	25
Loss from measurement to fair value less cost to sell	7	(274)	–
Net profit/(loss)		341	(525)
Attributable to:			
Equity holders of the Company		340	(525)
Minority interest		1	–
		341	(525)
Earnings/(Loss) per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)	7		
– Basic earnings/(loss)		238	(139)
– Fully diluted earnings/(loss)		235	(139)
Earnings/(Loss) per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)	7		
– Basic (loss)/earnings		(152)	6
– Fully diluted (loss)/earnings		(151)	6
Dividends per share (cents)			
– Interim		–	–
– Proposed final		–	–

* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007 (Rand)

	Notes	At 30 June 2007 R million	At 31 March 2007 R million (unaudited)	At 30 June 2006 R million (audited)
ASSETS				
Non-current assets				
Property, plant and equipment		24 398	24 472	23 318
Intangible assets		2 307	2 270	2 270
Restricted cash		279	509	255
Investment financial assets		3 912	4 430	2 255
Investments in associates	5	6	–	1 909
Deferred income tax		2 321	1 548	1 975
Trade and other receivables		69	42	107
		33 292	33 271	32 089
Current assets				
Inventories		742	722	666
Trade and other receivables		801	1 180	721
Income and mining taxes		16	25	27
Cash and cash equivalents		711	476	651
		2 270	2 403	2 065
Non-current assets classified as held for sale	7	1 267	–	–
		3 537	2 403	2 065
Total assets		36 829	35 674	34 154
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		25 636	25 590	25 489
Other reserves		(370)	(79)	(271)
Accumulated loss		(1 681)	(1 023)	(2 015)
		23 585	24 488	23 203
Non-current liabilities				
Borrowings	9	2 794	3 494	2 591
Deferred income tax		5 000	4 211	4 275
Derivative financial instruments	10	–	448	631
Provisions for other liabilities and charges		1 250	1 001	983
		9 044	9 154	8 480
Current liabilities				
Trade and other payables		1 091	1 038	1 199
Accrued liabilities		547	586	259
Borrowings		1 804	401	1 006
Cash and cash equivalents		220	–	–
Shareholders for dividends		7	7	7
		3 669	2 032	2 471
Liabilities directly associated with non-current assets classified as held for sale	7	530	–	–
Total liabilities		4 199	2 032	2 471
Total equity and liabilities		36 829	35 674	34 154
Number of ordinary shares in issue		399 608 384	398 736 629	394 369 190
Net asset value per share (cents)		5 902	6 141	5 771

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007 (Rand)

	Issued share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance as at 1 July 2006	25 489	(271)	(2 015)	23 203
Issue of share capital	147	–	–	147
Currency translation adjustment and other	–	(99)	–	(99)
Net earnings	–	–	341	341
Dividends paid	–	–	(7)	(7)
Balance as at 30 June 2007	25 636	(370)	(1 681)	23 585
Balance as at 1 July 2005	25 289	(586)	(1 490)	23 219
Issue of share capital	200	–	–	200
Currency translation adjustment and other	–	315	–	315
Net loss	–	–	(525)	(531)
Balance as at 30 June 2006	25 489	(271)	(2 015)	23 203

SUMMARISED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007 (Rand)

	Year ended 30 June 2007 R million	Year ended 30 June 2006 R million (audited)	Quarter ended 30 June 2007 R million (unaudited)	Quarter ended 31 March 2007 R million (unaudited)
Cash flow from operating activities				
Cash generated/(utilised) by operations	1 221	346	(248)	511
Interest and dividends received	204	224	87	36
Interest paid	(226)	(201)	(83)	(48)
Income and mining taxes paid	(14)	(12)	(11)	3
Cash generated/(utilised) by operating activities	1 185	357	(255)	502
Cash flow from investing activities				
Decrease/(Increase) in restricted cash	(29)	(203)	225	(215)
Net proceeds on disposal of listed investments	395	2 462	166	199
Acquisition of investment in associate	–	(2 012)	–	–
Net additions to property, plant and equipment	(2 549)	(1 667)	(784)	(706)
Other investing activities	(47)	–	(10)	(52)
Cash utilised by investing activities	(2 230)	(1 420)	(401)	(774)
Cash flow from financing activities				
Long-term loans raised/(repaid)	802	(393)	651	152
Ordinary shares issued – net of expenses	138	183	37	2
Dividends paid	(7)	(7)	(7)	–
Cash generated/(utilised) by financing activities	933	(217)	681	154
Foreign currency translation adjustments	(45)	153	(7)	(15)
Net (decrease)/increase in cash and equivalents	(157)	(1 127)	18	(133)
Cash and equivalents – beginning of period	651	1 778	476	609
Cash and equivalents – end of period	494	651	494	476

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE YEAR ENDED 30 JUNE 2007 (Rand)(unaudited)

	Year ended 30 June 2007 R million	Year ended 30 June 2006 R million	Quarter ended 30 June 2007 R million	Quarter ended 31 March 2007 R million
Cash operating profit	2 554	1 459	39	869
Other cash items per income statement:				
Other income – including interest received and profit on sale of mining assets	340	203	138	56
Employment termination, restructuring and care and maintenance costs	(66)	(96)	(14)	(13)
Corporate, administration and other expenditure	(259)	(185)	(87)	(50)
Exploration expenditure	(239)	(106)	(70)	(68)
Provision for rehabilitation costs	(3)	(6)	(1)	(1)
Cash flow statement adjustments:				
Cost of close out of hedges	(576)	(344)	(367)	(70)
Profit on sale of mining assets	(182)	(65)	(93)	(4)
Interest and dividends received	(204)	(224)	(87)	(36)
Other non-cash items	(103)	(87)	(9)	(25)
Effect of changes in operating working capital items:				
Receivables	(212)	(54)	241	(246)
Inventories	(198)	(82)	(143)	21
Accounts payable	162	(30)	244	(208)
Accrued liabilities	207	(37)	(39)	286
Cash generated/(utilised) by operations	1 221	346	(248)	511

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

1. Basis of accounting

    The condensed consolidated financial statements for the year ended 30 June 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2006. These condensed consolidated financial statements are prepared in accordance with IAS 34, *Interim Financial Reporting* and should be read in conjuction with the financial statements as at and for the year ended 30 June 2006.

2. New accounting standards and IFRIC interpretations

    Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2007. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.

    At the date of finalising these financial statements, the following Standards and Interpretations were in issue but not yet effective:

Title	Effective date
New Statement	
• IFRS 7 – Financial instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures	# Financial year commencing on or after 1 January 2007
• IFRS 8 – Operating Segments	# Financial year commencing on or after 1 January 2009
Amendments	
• IFRS 3 – Implementation Guidance	# Financial year commencing on or after 1 January 2007
• IAS 23 – (Revised) Borrowings Costs (Revised March 2007)	# Financial year commencing on or after 1 January 2009
New Interpretation	
• IFRIC Interpretation 10 – Interim Financial Reporting	# Financial year commencing on or after 1 November 2006 and impairment
• IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions	# Financial year commencing on or after 1 March 2007
• IFRIC 12 – Service Concession Arrangements	# Financial year commencing on or after 1 January 2008

    # Not yet assessed

3. Cash operating profit

The income statement is now presented 'by nature' as per the requirements of IAS 1 – *Presentation of Financial Statements*. The major differences are that 'cash operating costs' and 'cash operating profit' are not reflected on the face of the income statement. If no change was effected, the cash operating profit would have been as follows:

	30 June 2007 R million	30 June 2006 R million
Revenue	9 148	6 823
Cash operating costs	(6 866)	(5 582)
Cash operating profit	2 282	1 241

4. Gain/(Loss) on financial instruments

A decrease in the volatility of the gold price resulted in a decrease in the mark-to-market adjustment on the Australian gold hedge book.

5. Investment in associate

The Group accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint Investment Company Pty Ltd, on the equity basis for accounting until 1 December 2006. On this date the Group accepted GoldFields Limited's (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. This conversion resulted in a profit of R236 million. This investment in GFI is now classified as available for sale and included in investments in financial assets on the balance sheet. The GFI shares were sold subsequent to year-end (refer to note 12).

	30 June 2007 R million	30 June 2006 R million
6. (Loss)/Profit on sale of listed investments		
Loss on sale of investment in San Gold Corporation	–	(1)
(Loss)/Profit on sale of investment in GoldFields Limited	(35)	307
	(35)	306

7. Non-current assets held for sale and discontinued operations

The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), which have been presented as held for sale following the approval by the Group's management and the Board of Directors on 20 April 2007.

		30 June 2007 R million	30 June 2006 R million
Operating cash flows		(370)	(100)
Investing cash flows		48	339
Financing cash flows		–	(159)
Foreign exchange translation adjustment		23	18
Total cash flows		(299)	99
(a)	*Non-current assets classified as held for sale*		
	Property, plant and equipment	876	–
	Restricted cash	5	–
	Investment in financial assets	64	–
	Deferred income tax	103	–
	Inventories	121	–
	Trade and other receivables	84	–
	Income and mining taxes	12	–
	Cash and cash equivalents	3	–
		1 267	–
(b)	*Liabilities directly associated with non-current assets classified as held for sale*		
	Borrowings	1	–
	Deferred income tax	82	–
	Provisions for other liabilities and charges	257	–
	Trade and other payables	136	–
	Accrued liabilities	54	–
		530	–
(c)	*Analysis of the results of discontinued operations, and the results recognised on the remeasurement of assets or disposal group*		
	Revenue	1 567	1 216
	Expenses	(1 703)	(1 190)
	(Loss)/Profit from discontinued operations before taxation	(136)	26
	Taxation	(196)	(1)
	(Loss)/Profit from discontinued operations after taxation	(332)	25
	Pre-tax loss recognised on the remeasurement to fair value less cost to sell	(391)	–
	Taxation	117	–
	(Loss)/Profit for the year from discontinued operations	(606)	25

8. Earnings/(Loss) per share

Earnings/(Loss) per share is calculated on weighted average number of shares in issue for the year ended 30 June 2007: 397.9 million (30 June 2006: 392.7 million)

The fully diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the year ended 30 June 2007: 402.4 million (30 June 2006: 392.7 million). The effect of the share options is anti-dilutive.

	30 June 2007	30 June 2006
Total earnings/(loss) per share (cents):		
– Basic earnings/(loss)	86	(133)
– Headline earnings/(loss)	43	(269)
– Fully diluted earnings/(loss)	85	(133)
	R million	R million
Reconciliation of headline earnings/(loss):		
Continued operations		
Net profit/(loss)	947	(550)
Adjusted for:		
Profit on sale of property, plant and equipment	(129)	(65)
Loss/(Profit) on sale of listed investment	30	(306)
Profit on sale of investment in associate	(220)	–
Profit on sale of subsidiary	–	(14)
Reversal of impairment of assets	(116)	(151)
Headline profit/(loss)	512	(1 086)
Discontinued operations		
Net (loss)/profit	(606)	25
Adjusted for:		
Profit on sale of property, plant and equipment	–	–
Profit on sale of listed investment	(7)	–
Impairment of assets	273	–
Headline (loss)/profit	(340)	25
Total headline profit/(loss)	172	(1 033)

	30 June 2007 R million	30 June 2006 R million
9. Borrowings		
Unsecured long-term borrowings		
Convertible unsecured fixed rate bonds	1 541	1 463
Rand Merchant Bank term loan facility	–	1 000
Africa Vanguard Resources (Proprietary) Limited	32	32
	1 573	2 495
Less: Short-term portion	–	(1 000)
Total unsecured long-term borrowings	1 573	1 495
Secured long-term borrowings		
GoldFields Limited	–	5
Westpac Bank Limited	2	–
Africa Vanguard Resources (Nedbank Limited)	170	154
ARM Empowerment Trust 1 (Nedbank Limited)	450	402
ARM Empowerment Trust 2 (Nedbank Limited)	601	540
Auriel Alloys	–	1
Performance Equity Swap (Rand Merchant Bank)	752	–
Bridging finance (Rand Merchant Bank)	500	–
Redeemable preference shares (Rand Merchant Bank)	550	–
	3 025	1 102
Less: Short-term portion	(1 804)	(6)
Total secured long-term borrowings	1 221	1 096
Total long-term borrowings	2 794	2 591

Subsequent to year-end the Performance Equity Swap and the Redeemable preference shares were settled (refer to note 12).

10. Derivative financial instruments

Hedge book

During May 2007, Harmony closed out the remainder of the Australian hedge book inherited with the acquisition of the Hill 50 mine in Western Australia. 220 000 ounces were closed out at an average spot rate of AUD808.887 per ounce, for a total cost of AUD72.8 million (R418.4 million).

On year-end partial settlement was effected with available cash resources, leaving AUD14.12 million (R84.7 million) to be settled during July 2007.

The mark-to-market movement for the year was a positive R35.4 million. The mark-to-market value of the hedge book as at 29 June 2007 was a negative AUD14.12 million (R84.7 million) (at 30 June 2006: R631 million) and represents the residual cash settlement cost associated with the unwinding of the book.

Forward exchange commitment

Abele an indirect subsidiary, had entered into a contract in November 2006 for the purchase of the mining fleet to be used on the Hidden Valley project. The contract is in four different currencies and the estimated value is R241.7 million. The delivery date for the equipment has been split into two phases with the first phase received in April 2007 and the second phase being expected in November 2007.

The underlying cash flows that will be required by the contract will therefore be modified in accordance with movements in the foreign exchange rates to which the contract is linked. The embedded derivative relating to the exchange rates were calculated based on the adjusted price at 30 June 2007 and Price Retail Index (PRI) movements since September 2005.

The mark-to-market movement for the embedded derivative was a positive R5.4 million.

	30 June 2007 R million	30 June 2006 R million
11. Commitments and contingencies		
Capital expenditure commitments		
Contracts for capital expenditure	352	153
Authorised by the directors but not contracted for	1 881	2 678
	2 233	2 831
This expenditure will be financed from existing resources and where appropriate, borrowings.		
Contingent liabilities		
Guarantees and suretyships	18	18
Environmental guarantees	129	129
	147	147

12. Subsequent events

(a) On 24 August 2007 the Group entered into an agreement with RMB Morgan Stanley (Pty) Ltd (RMB) to sell 7 348 079 of its GFI ordinary shares at R100.00 per ordinary share, resulting in a loss of R35.02 per share. The proceeds were used to settle the Randfontein redeemable preference shares issued to RMB on 5 April 2007.

(b) On 24 August 2007 the Group also settled the Performance Equity Swap with RMB linked to the balance of its GFI shares (5 747 000 shares) at R100.00 per ordinary share, resulting in a loss of R35.02 per share.

13. Audit review

The condensed consolidated financial statements for the year ended 30 June 2007 on pages 25 to 40 have been reviewed in terms of Rule 3.23 of the Listings Requirements of the JSE Limited by the Company's auditors, PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the Company's registered office. The results for quarters 3 and 4 and the convenience translation of the 2007 financial year presented in this document have not been reviewed.

14. GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2007 SOUTH AFRICA (Rand/metric)

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freestate operations								
Quality ounces								
Masimong	681	596	85	109	4 602	974	4.72	129 565
Leveraged ounces								
Harmony 2	215	215	–	35	1 439	468	3.07	149 475
Merriespruit 1	234	191	43	25	1 574	432	3.64	121 206
Merriespruit 3	201	180	21	25	1 354	403	3.36	133 066
Unisel	368	252	116	39	2 488	557	4.47	101 299
Brand 3	210	200	10	11	1 419	403	3.52	140 913
Brand 5	4	11	(7)	–	29	11	2.64	384 477
Saaiplaas 3	–	–	–	–	–	–	–	–
Surface	98	47	51	34	664	2 148	0.31	70 381
Other	–	–	–	–	–	–	–	–
Total Freestate	2 011	1 692	319	278	13 569	5 396	2.51	124 702
Evander operations								
Quality ounces								
Evander 5	257	208	49	39	1 731	342	5.07	120 298
Evander 7	283	278	5	86	1 899	405	4.69	146 469
Evander 8	548	330	218	79	3 692	764	4.83	89 287
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	5	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Evander	1 088	816	272	209	7 322	1 511	4.85	111 433
Randfontein operations								
Quality ounces								
Cooke 1	348	236	112	14	2 354	386	6.10	100 439
Cooke 2	261	251	10	27	1 780	349	5.10	141 089
Cooke 3	417	317	100	98	2 841	564	5.04	111 701
Growth projects								
Doornkop	263	181	82	270	1 784	541	3.30	101 708
Surface	88	42	46	52	590	811	0.73	70 631
Other	–	–	–	–	–	–	–	–
Total Randfontein	1 377	1 027	350	461	9 349	2 651	3.53	109 852
Elandsrand operations								
Growth projects								
Elandsrand	895	738	157	238	6 056	1 013	5.98	121 872
Surface	–	–	–	6	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Elandsrand	895	738	157	244	6 056	1 013	5.98	121 872

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freegold operations								
Quality operations								
Tshepong	1 460	807	653	188	9 919	1 654	6.00	81 315
Growth projects								
Phakisa	–	–	–	227	–	–	–	–
Leveraged ounces								
Bambanani	869	774	95	120	5 900	1 080	5.46	131 209
Joel	366	241	125	28	2 486	457	5.44	96 750
Eland	11	–	11	1	75	10	7.86	–
Kudu/Sable	4	1	3	–	26	14	1.82	–
West shaft	33	57	(24)	5	229	84	2.73	248 764
Nyala	–	–	–	–	–	–	–	–
St Helena	98	129	(31)	10	663	218	3.04	194 413
Surface	20	2	18	7	94	272	0.35	33 974
Other	–	–	–	–	–	–	–	–
Total Freegold	2 861	2 011	850	586	19 392	3 789	5.12	103 722
ARMgold operations								
Leveraged ounces								
Orkney 2	238	190	48	31	1 626	282	5.76	116 621
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	208	189	19	37	1 432	360	3.98	132 286
Orkney 6	95	86	9	42	643	217	2.96	133 723
Surface	1	–	1	–	4	1	7.36	4 920
Other	–	–	–	–	–	–	–	–
Total ARMgold	542	465	77	110	3 705	860	4.31	125 526
Avgold operations								
Quality ounces								
Target	657	380	277	121	4 430	820	5.41	85 678
Surface	6	7	(1)	12	41	133	0.31	180 769
Other	–	–	–	–	–	–	–	–
Total Avgold	663	387	276	133	4 471	953	4.69	86 549
Kalgold operations								
Surface	257	196	61	3	1 746	1 578	1.11	112 227
Other	–	–	–	–	–	–	–	–
Total Kalgold	257	196	61	3	1 746	1 578	1.11	112 227
Other entities	–	–	–	–	–	–	–	–
Total South Africa	9 694	7 331	2 362	2 024	65 610	17 751	3.70	111 742
Australia								
Mt Magent	617	508	110	145	4 243	1 700	2.50	119 877
South Kal	404	321	83	48	2 749	1 261	2.18	116 715
Papua New Guinea	–	–	–	526	–	–	–	–
Other entities	–	–	–	–	–	–	–	–
Total Australia	1 021	829	193	719	6 992	2 961	2.36	118 777
Total Harmony	10 715	7 332	2 361	2 743	72 602	20 712	3.52	111 757

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Included in the above are the following discontinued operations:								
South Africa								
Orkney 2	238	190	48	31	1 626	282	5.76	116 621
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	208	189	19	37	1 432	360	3.98	132 286
Orkney 6	95	86	9	42	643	217	2.96	133 723
ARM surface	1	–	1	–	4	1	7.36	4 920
Kudu/Sable	4	1	3	–	26	14	1.82	–
Total South Africa	546	466	79	109	3 731	874	4.27	124 910
Australia								
Mt Magent	617	508	110	145	4 243	1 700	2.50	119 877
South Kal	404	321	83	48	2 749	1 261	2.18	116 715
Total Australia	1 021	829	193	193	6 992	2 961	2.36	118 634
Total Harmony – discontinued operations	1 567	1 295	272	302	10 723	3 836	2.80	120 724
Total Harmony – continuing operations	9 148	6 866	2 282	2 441	61 879	16 876	3.67	110 964

GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2006 SOUTH AFRICA (Rand/metric)

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freestate operations								
Quality ounces								
Masimong	464	424	40	92	4 235	925	4.58	100 018
Leveraged ounces								
Harmony 2	234	213	21	25	2 160	542	3.98	98 768
Merriespruit 1	163	153	10	16	1 495	372	4.02	102 404
Merriespruit 3	147	154	(7)	11	1 359	410	3.32	113 261
Unisel	243	183	60	25	2 269	454	5.00	80 723
Brand 3	141	148	(7)	6	1 295	367	3.53	114 320
Brand 5	2	6	(4)	–	15	3	5.80	424 814
Saaiplaas 3	–	–	–	–	–	–	–	–
Surface	54	41	13	25	494	813	0.61	82 734
Other	–	–	–	–	–	–	–	–
Total Freestate	1 448	1 322	126	200	13 322	3 886	3.43	99 260
Evander operations								
Quality ounces								
Evander 5	205	210	(5)	41	1 940	408	4.76	108 437
Evander 7	270	208	62	64	2 588	394	6.56	80 277
Evander 8	428	286	142	62	4 008	739	5.43	71 482
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	6	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Evander	903	704	199	173	8 536	1 541	5.54	82 448
Randfontein operations								
Quality ounces								
Cooke 1	273	205	68	24	2 504	445	5.63	82 027
Cooke 2	204	147	57	24	1 861	320	5.82	78 920
Cooke 3	356	263	93	52	3 258	591	5.51	80 712
Growth projects								
Doornkop	148	155	(7)	166	1 356	467	2.90	114 145
Surface	39	32	7	55	362	489	0.74	88 182
Other	–	–	–	–	–	–	–	–
Total Randfontein	1 020	802	218	321	9 341	2 312	4.04	85 850
Elandsrand operations								
Growth projects								
Elandsrand	573	569	4	194	5 315	895	5.94	106 981
Surface	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Elandsrand	573	569	4	194	5 315	895	5.94	106 981

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freegold operations								
Quality operations								
Tshepong	1 143	709	434	150	10 429	1 620	6.44	68 011
Growth projects								
Phakisa	–	–	–	147	–	–	–	–
Leveraged ounces								
Bambanani	592	554	38	85	5 450	1 084	5.03	101 658
Joel	199	186	13	23	1 823	395	4.61	101 846
Eland	13	7	6	–	126	19	6.48	53 747
Kudu/Sable	6	6	–	–	63	12	5.41	90 423
West shaft	83	87	(4)	6	794	186	4.26	109 403
Nyala	1	1	–	–	6	2	3.50	251 576
St Helena	44	69	(25)	3	398	115	3.45	172 762
Surface	34	34	–	2	343	304	1.13	99 994
Other	–	–	–	–	–	–	–	–
Total Freegold	2 115	1 653	462	416	19 432	3 737	5.20	85 047
ARMgold operations								
Leveraged ounces								
Orkney 2	233	189	44	15	2 173	315	6.90	87 001
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	198	186	12	30	1 832	368	4.98	101 680
Orkney 6	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total ARMgold	431	375	56	45	4 005	683	5.86	93 715
Avgold operations								
Quality ounces								
Target	517	330	187	61	4 672	737	6.34	70 699
Surface	2	6	(4)	–	23	185	0.13	265 538
Other	–	–	–	–	–	–	–	–
Total Avgold	519	336	183	61	4 695	922	5.09	71 662
Kalgold operations								
Surface	250	202	48	2	2 397	1 821	1.32	84 252
Other	–	–	–	–	–	–	–	–
Total Kalgold	250	202	48	2	2 397	1 821	1.32	84 252
Other entities	–	–	–	–	–	–	–	–
Total South Africa	7 259	5 963	1 296	1 412	67 043	15 797	4.24	88 942
Australia								
Mt Magent	510	378	132	155	4 629	1 739	2.66	81 695
South Kal	270	239	31	25	2 570	1 343	1.91	92 895
Papua New Guinea	–	–	–	95	–	–	–	–
Other entities	–	–	–	1	–	–	–	–
Total Australia	780	617	163	276	7 199	3 082	2.34	85 694
Total Harmony	8 039	6 580	1 459	1 688	74 242	18 879	3.93	88 629

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Included in the above are the following discontinued operations:								
South Africa								
Orkney 2	233	189	44	15	2 173	315	6.90	87 001
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	198	186	12	30	1 832	368	4.98	101 680
Orkney 6	–	–	–	–	–	–	–	–
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	6	6	–	–	63	12	5.41	90 423
Total South Africa	437	381	56	45	4 068	695	5.86	93 664
Australia								
Mt Magent	510	378	132	155	4 629	1 739	2.66	81 695
South Kal	270	239	31	25	2 570	1 343	1.91	92 895
Total Australia	779	617	164	180	7 199	3 082	2.34	85 694
Total Harmony – discontinued operations	1 217	998	220	225	11 268	3 776	2.98	88 572
Total Harmony – continuing operations	6 822	5 582	1 239	1 462	62 974	15 102	4.17	88 639

OPERATING AND FINANCIAL RESULTS (US$/imperial)(unaudited)

			Underground production – South Africa				Other Surface	Kalgold Surface	Total Surface	South Africa Total	Australia	PNG	Harmony Total
			Quality Ounces	Growth Projects	Leveraged Ounces	Total Underground							
Ore Milled	– t'000	Jun–07	1 693	417	1 136	3 246	1 543	302	1 845	5 091	762	–	5 853
		Mar–07	1 650	418	1 407	3 475	1 000	397	1 397	4 872	765	–	5 637
Gold Produced	– oz	Jun–07	249 006	64 719	136 994	450 719	16 075	13 825	29 900	480 619	46 522	–	527 141
		Mar–07	262 285	56 488	184 544	503 317	12 056	11 960	24 016	527 333	51 699	–	579 032
Yield	– oz/t	Jun–07	0.15	0.16	0.12	0.14	0.01	0.05	0.02	0.09	0.06	–	0.09
		Mar–07	0.16	0.14	0.13	0.14	0.01	0.03	0.02	0.11	0.07	–	0.10
Cash Operating Costs	– $/oz	Jun–07	623	526	808	665	357	504	425	650	699	–	655
		Mar–07	391	521	478	438	257	641	448	438	516	–	445
Cash Operating Costs	– $/t	Jun–07	92	82	97	92	4	23	7	61	43	–	59
		Mar–07	62	70	63	63	3	19	8	47	35	–	46
Working Revenue	($'000)	Jun–07	165 345	42 784	91 167	299 296	10 740	9 175	19 915	319 211	31 337	–	350 548
		Mar–07	171 135	36 952	120 664	328 751	7 844	7 787	15 631	344 382	33 218	–	377 600
Cash Operating Costs	($'000)	Jun–07	155 097	34 021	110 702	299 820	5 734	6 965	12 699	312 519	32 542	–	345 061
		Mar–07	102 574	29 427	88 211	220 212	3 096	7 662	10 758	230 970	26 694	–	257 664
Cash Operating Profit	($'000)	Jun–07	10 248	8 763	(19 535)	(524)	5 006	2 210	7 216	6 692	(1 205)	–	5 487
		Mar–07	68 561	7 525	32 453	108 539	4 748	125	4 873	113 412	6 524	–	119 936
Capital Expenditure	($'000)	Jun–07	34 411	29 665	13 513	77 589	–	55	55	77 644	7 116	39 408	124 168
		Mar–07	26 631	30 585	16 455	73 671	–	54	54	73 725	8 502	15 848	98 075

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial)(unaudited)

		For the quarter ended	
		30 June 2007	31 March 2007
Ore milled	– t'000	5 853	5 637
Gold produced	– oz	527 141	579 032
Gold price received	– $/oz	665	652
Cash operating costs	– $/oz	655	445
		$ million	$ million
Revenue		351	378
Cash operating costs		(345)	(258)
Cash operating profit		6	120
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(29)	(43)
Corporate expenditure		(12)	(7)
Reversal of provision for rehabilitation costs		2	–
Operating (loss)/profit		(33)	70
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(2)	(2)
Care and maintenance costs of restructured shafts		(2)	(2)
Share-based compensation		(1)	(2)
Exploration expenditure		(10)	(9)
Impairment of assets		(38)	–
Loss from associates		–	–
Gain/(Loss) on financial instruments		4	(3)
Profit on sale of property, plant and equipment		13	1
Other (expenses)/income – net		(6)	2
Provision for former employees' post-retirement benefits		2	–
Mark-to-market of listed investments		4	4
(Loss)/Profit on sale of listed investment		(5)	1
Investment income		12	5
Finance cost		(33)	(15)
(Loss)/Profit before taxation		(95)	50
Taxation		3	(15)
Net (loss)/profit		(92)	35
(Loss)/Earnings per share (cents) *			
– Basic (loss)/earnings		(23)	9
– Headline (loss)/earnings		(19)	8
– Fully diluted (loss)/earnings ** ***		(23)	8
Dividends per share (cents)			
– Interim		–	–
– Proposed final		–	–

The currency convertion rates average for the quarter: 30 June 2007: US$1 = R7.09 (31 March 2007: US$1 = R7.24)

Prepared in accordance with International Financial Reporting Standards

  * Calculated on weighted average number of shares in issue at quarter end 30 June 2007: 398.6 million (31 March 2007: 398.4 million).

 ** Calculated on weighted average number of diluted shares in issue at quarter end 30 June 2007: 403.1 million (31 March 2007: 403.3 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline (loss)/profit:		
Net (loss)/profit	(92)	35
Adjustments:		
– Profit on sale of assets	(9)	(1)
– Profit on sale of GBS investment	–	(1)
– Loss on disposal of investment in GoldFields Limited	4	–
– Impairment of fixed assets – net of taxation	22	–
Headline (loss)/profit	(75)	33

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2007

(US$)

	For the year ended	
	30 June 2007 $ million	30 June 2006 $ million *(restated)**
Continuing operations		
Revenue	1 271	1 072
Production cost – exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities	(954)	(877)
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities	(112)	(140)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities	(8)	(9)
Corporate expenditure	(35)	(27)
Exploration expenditure	(27)	(11)
Employment termination and restructuring costs	–	11
Care and maintenance costs of restructured shafts	(7)	(19)
Share-based compensation	(5)	(15)
Reversal of provision for rehabilitation costs	2	3
Profit on sale of property, plant and equipment	25	6
Reversal of impairment of assets	17	34
Gain/(Loss) on financial instruments	6	(81)
Other expenses – net	(5)	(22)
Operating profit/(loss)	168	(75)
Loss from associates	(3)	(17)
(Loss)/Profit on sale of listed investment	(5)	48
Profit on sale of investment in subsidiaries	–	2
Profit on sale of investment in associate	33	–
Provision for former employees' post retirement benefits	2	(1)
Mark-to-market of listed investments	15	14
Investment income	27	32
Finance cost	(72)	(69)
Profit/(Loss) before tax	165	(66)
Taxation	(35)	(22)
Net profit/(loss) from continuing operations	130	(88)
Discontinued operations		
(Loss)/Profit from discontinued operations	(30)	4
Loss from measurement to fair value less cost to sell	(54)	–
Net profit/(loss)	46	(84)
Attributable to:		
Equity holders of the Company	47	(83)
Minority interest	–	–
	47	(83)
Earnings/(Loss) per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)		
– Basic earnings/(loss)	33	(22)
– Fully diluted earnings/(loss)	33	(22)
Earnings/(Loss) per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)		
– Basic (loss)/earnings	(21)	1
– Fully diluted (loss)/earnings	(21)	1
Dividends per share (cents)		
– Interim	–	–
– Proposed final	–	–

The currency convertion rates average for the year ended: 30 June 2007: US$1 = R7.20 (31 March 2007: US$1 = R6.36)

* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007 (US$)

	At 30 June 2007 $ million	At 31 March 2007 $ million (unaudited)	At 30 June 2006 $ million (audited)
ASSETS			
Non-current assets			
Property, plant and equipment	3 464	3 357	3 252
Intangible assets	328	311	317
Restricted cash	40	70	36
Investment financial assets	554	608	315
Investments in associates	1	–	266
Deferred income tax	330	212	275
Trade and other receivables	9	6	15
	4 726	4 564	4 475
Current assets			
Inventories	105	99	93
Trade and other receivables	114	162	101
Income and mining taxes	2	3	4
Cash and cash equivalents	101	65	91
	322	330	288
Non-current assets classified as held for sale	180	–	–
	502	330	288
Total assets	5 228	4 893	4 763
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 639	3 510	3 555
Other reserves	(53)	(11)	(38)
Accumulated loss	(239)	(140)	(281)
	3 347	3 359	3 236
Non-current liabilities			
Borrowings	397	479	361
Net deferred taxation liabilities	710	578	596
Deferred financial instruments	–	61	88
Provisions for other liabilities and charges	177	137	137
	1 284	1 256	1 183
Current liabilities			
Trade and other payables	156	142	167
Accrued liabilities	78	80	36
Borrowings	256	55	140
Cash and cash equivalents	31	–	–
Shareholders for dividends	1	1	1
	521	279	345
Liabilities directly associated with non-current assets classified as held for sale	75	–	–
Total liabilities	596	279	345
Total equity and liabilities	5 228	4 893	4 763
Balance sheet converted at conversion rate of US$1 = R7.04 (31 March 2007: R7.29) (30 June 2006: R7.17)			
Number of ordinary shares in issue	399 608 384	398 678 495	394 369 190
Net asset value per share (cents)	838	843	5 771

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2007 (US$)

	Issued share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance as at 1 July 2006	3 555	(38)	(281)	3 236
Issue of share capital	20	–	–	20
Currency translation adjustment and other	64	(15)	(7)	42
Net earnings	–	–	49	49
Balance as at 30 June 2007	3 639	(53)	(239)	3 347
Balance as at 1 July 2005	3 527	(82)	(207)	3 238
Issue of share capital	28	–	–	28
Currency translation adjustment and other	–	44	–	44
Net earnings	–	–	(74)	(74)
Balance as at 30 June 2006	3 555	(38)	(281)	3 236

Balances translated at closing rates of: June 2007: US$1 = R7.04 (June 2006: US$1 = R7.17)

SUMMARISED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2007 (US$)

	Year ended 30 June 2007 US$ million	Year ended 30 June 2006 US$ million (audited)	Quarter ended 30 June 2007 US$ million (unaudited)	Quarter ended 31 March 2007 US$ million (unaudited)
Cash flow from operating activities				
Cash generated/(utilised) by operations	170	54	(35)	71
Interest and dividends received	28	36	12	5
Interest paid	(31)	(32)	(12)	(7)
Income and mining taxes paid	(2)	(2)	(2)	–
Cash generated/(utilised) by operating activities	165	56	(37)	69
Cash flow from investing activities				
(Decrease)/Increase in restricted cash	(4)	(32)	31	(30)
Net proceeds on disposal of listed investments	55	365	23	28
Acquisition of investment in associate	–	(321)	–	–
Net additions to property, plant and equipment	(354)	(262)	(110)	(97)
Other investing activities	(7)	–	(1)	(7)
Cash utilised by investing activities	(310)	(250)	(57)	(106)
Cash flow from financing activities				
Long-term loans raised/(repaid)	114	(45)	91	22
Ordinary shares issued – net of expenses	19	29	5	–
Dividends paid	(1)	(1)	(1)	–
Cash generated/(utilised) by financing activities	132	(17)	95	22
Foreign currency translation adjustments	(8)	35	4	(7)
Net (decrease)/increase in cash and equivalents	(21)	(176)	5	(22)
Cash and equivalents – beginning of period	91	267	65	87
Cash and equivalents – end of period	70	91	70	65

Operating activities translated at average rates of: Year ended 30 June 2007: US$1 = R7.20 (Year ended 30 June 2006: US$1 = R6.36) (Quarter ended 30 June 2007: US$1 = R7.15) (Quarter ended 31 March 2007: US$1 = R7.24)

Closing balance translated at closing rates of: 30 June 2007: US$1 = R7.04 (30 June 2006: US$1 = R7.17) (31 March 2007: US$1 = R7.29)

GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2007 SOUTH AFRICA ($/imperial)

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freestate operations								
Quality ounces								
Masimong	95	82	13	15	147 958	1 074	0.138	552
Leveraged ounces								
Harmony 2	30	30	–	5	46 274	516	0.090	646
Merriespruit 1	33	27	6	4	50 612	476	0.106	524
Merriespruit 3	28	25	3	3	43 541	444	0.098	575
Unisel	51	35	16	5	79 992	614	0.130	438
Brand 3	29	28	1	2	45 611	445	0.103	609
Brand 5	1	2	(1)	–	918	12	0.077	1 661
Saaiplaas 3	–	–	–	–	–	–	–	–
Surface	14	6	8	5	21 346	2 368	0.009	304
Other	–	–	–	–	–	–	–	–
Total Freestate	281	235	46	39	436 251	5 949	0.073	539
Evander operations								
Quality ounces								
Evander 5	36	29	7	5	55 643	377	0.148	520
Evander 7	39	38	1	12	61 044	447	0.137	616
Evander 8	76	46	30	11	118 692	843	0.141	386
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	1	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Evander	151	113	38	29	235 379	1 667	0.141	482
Randfontein operations								
Quality ounces								
Cooke 1	48	33	15	2	75 698	425	0.178	434
Cooke 2	36	35	1	3	57 215	385	0.149	610
Cooke 3	58	44	14	14	91 332	622	0.147	483
Growth projects								
Doornkop	37	25	12	38	57 364	597	0.096	439
Surface	12	6	6	7	18 974	895	0.021	305
Other	–	–	–	–	–	–	–	–
Total Randfontein	191	143	48	64	300 583	2 924	0.103	475
Elandsrand operations								
Growth projects								
Elandsrand	124	103	21	33	194 710	1 117	0.174	527
Surface	–	–	–	1	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Elandsrand	124	103	21	34	194 710	1 117	0.174	527

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freegold operations								
Quality operations								
Tshepong	203	112	91	26	318 887	1 824	0.175	351
Growth projects								
Phakisa	–	–	–	32	–	–	–	–
Leveraged ounces								
Bambanani	121	108	13	17	189 683	1 190	0.159	567
Joel	51	33	18	4	79 923	504	0.158	418
Eland	1	–	1	–	2 420	11	0.229	–
Kudu/Sable	–	–	–	–	845	16	0.053	–
West shaft	5	8	(3)	1	7 377	93	0.080	1 075
Nyala	–	–	–	–	–	–	–	–
St Helena	14	18	(4)	1	21 319	241	0.089	840
Surface	2	–	2	1	3 035	300	0.010	147
Other	–	–	–	–	–	–	–	–
Total Freegold	397	279	118	82	623 489	4 179	0.149	448
ARMgold operations								
Leveraged ounces								
Orkney 2	33	26	7	4	52 275	311	0.168	504
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	29	26	3	5	46 041	397	0.116	572
Orkney 6	13	12	1	6	20 668	239	0.086	578
Surface	–	–	–	–	125	1	0.215	21
Other	–	–	–	–	–	–	–	–
Total ARMgold	75	64	11	15	119 109	948	0.126	534
Avgold operations								
Quality ounces								
Target	91	53	38	16	142 433	904	0.158	370
Surface	1	1	–	2	1 316	147	0.009	781
Other	–	–	–	–	–	–	–	–
Total Avgold	92	54	38	18	143 749	1 051	0.137	374
Kalgold operations								
Surface	36	27	9	–	56 129	1 740	0.032	485
Other	–	–	–	–	–	–	–	–
Total Kalgold	36	27	9	–	56 129	1 740	0.032	485
Other entities	–	–	–	–	–	–	–	–
Total South Africa	1 347	1 018	329	281	2 109 399	19 575	0.108	483
Australia								
Mt Magent	86	71	15	20	136 428	1 874	0.073	518
South Kal	56	45	11	7	88 371	1 391	0.064	504
Papua New Guinea	–	–	–	73	–	–	–	–
Other entities	–	–	–	–	–	–	–	–
Total Australia	142	116	26	100	224 799	3 265	0.069	517
Total Harmony	1 489	1 134	355	381	2 334 198	22 840	0.102	486

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Included in the above are the following discontinued operations:			P 50					
South Africa								
Orkney 2	33	26	7	4	52 275	311	0.168	504
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	29	26	3	5	46 041	397	0.116	572
Orkney 6	13	12	1	6	20 668	239	0.086	578
ARM surface	–	–	–	–	125	1	0.215	21
Kudu/Sable	–	–	–	–	845	16	0.053	–
Total South Africa	75	65	10	15	119 955	964	0.124	539
Australia								
Mt Magent	86	71	15	20	136 428	1 874	0.073	518
South Kal	56	45	11	7	88 371	1 391	0.064	504
Total Australia	142	115	26	27	224 798	3 265	0.069	513
Total Harmony – discontinued operations	217	180	36	42	344 753	4 230	0.082	522
Total Harmony – continuing operations	1 272	954	319	339	1 989 445	18 610	0.107	479

GEOGRAPHICAL AND SEGEMENT INFORMATION YEAR ENDED 30 JUNE 2006 SOUTH AFRICA ($/imperial)

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freestate operations								
Quality ounces								
Masimong	73	67	6	15	136 153	1 020	0.133	489
Leveraged ounces								
Harmony 2	37	34	3	4	69 446	597	0.116	483
Merriespruit 1	26	24	2	2	48 069	410	0.117	501
Merriespruit 3	23	24	(1)	2	43 691	452	0.097	554
Unisel	38	29	9	4	72 963	500	0.146	395
Brand 3	22	23	(1)	1	41 647	405	0.103	559
Brand 5	–	1	(1)	–	469	3	0.169	2 076
Saaiplaas 3	–	–	–	–	–	–	–	–
Surface	9	6	3	4	15 902	897	0.018	404
Other	–	–	–	–	–	–	–	–
Total Freestate	228	208	20	32	428 340	4 284	0.100	485
Evander operations								
Quality ounces								
Evander 5	32	33	(1)	6	62 388	450	0.139	530
Evander 7	43	33	10	10	83 202	435	0.191	392
Evander 8	67	45	22	10	128 849	814	0.158	348
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	1	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Evander	142	111	31	27	274 439	1 699	0.162	403
Randfontein operations								
Quality ounces								
Cooke 1	43	32	11	4	80 495	490	0.164	401
Cooke 2	32	23	9	4	59 836	353	0.170	386
Cooke 3	56	41	15	8	104 758	652	0.161	395
Growth projects								
Doornkop	23	24	(1)	26	43 593	515	0.085	558
Surface	6	5	1	9	11 650	539	0.022	431
Other	–	–	–	–	–	–	–	–
Total Randfontein	160	125	35	51	300 332	2 549	0.118	416
Elandsrand operations								
Growth projects								
Elandsrand	90	89	1	31	170 867	987	0.173	523
Surface	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Elandsrand	90	89	1	31	170 867	987	0.173	523

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freegold operations								
Quality operations								
Tshepong	180	112	68	24	335 289	1 786	0.188	335
Growth projects								
Phakisa	–	–	–	23	–	–	–	–
Leveraged ounces								
Bambanani	93	87	6	13	175 214	1 196	0.147	497
Joel	31	29	2	4	58 595	436	0.134	498
Eland	2	1	1	–	4 058	21	0.189	263
Kudu/Sable	1	1	–	–	2 024	13	0.158	442
West shaft	13	14	(1)	1	25 525	206	0.124	535
Nyala	–	–	–	–	184	2	0.102	1 230
St Helena	7	11	(4)	–	12 791	127	0.100	844
Surface	5	5	–	–	11 019	336	0.033	489
Other	–	–	–	–	–	–	–	–
Total Freegold	332	260	72	65	624 699	4 123	0.152	416
ARMgold operations								
Leveraged ounces								
Orkney 2	37	30	7	2	69 877	347	0.201	425
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	31	29	2	5	58 897	406	0.145	497
Orkney 6	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total ARMgold	68	59	9	7	128 774	753	0.171	458
Avgold operations								
Quality ounces								
Target	81	52	29	10	150 196	813	0.185	346
Surface	1	1	–	–	746	204	0.004	1 298
Other	–	–	–	–	–	–	–	–
Total Avgold	82	53	29	10	150 942	1 017	0.148	350
Kalgold operations								
Surface	39	32	7	–	77 071	2 008	0.038	412
Other	–	–	–	–	–	–	–	–
Total Kalgold	39	32	7	–	77 071	2 008	0.038	412
Other entities	–	–	–	–	–	–	–	–
Total South Africa	1 141	937	204	223	2 155 464	17 420	0.124	435
Australia								
Mt Magent	80	59	21	23	148 822	1 918	0.078	399
South Kal	42	38	4	2	82 639	1 481	0.056	454
Papua New Guinea	–	–	–	18	–	–	–	–
Other entities	–	–	–	–	–	–	–	–
Total Australia	122	97	25	43	231 461	3 399	0.068	419
Total Harmony	1 263	1 034	229	266	2 386 925	20 819	0.115	433

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Included in the above are the following discontinued operations:								
South Africa								
Orkney 2	37	30	7	2	69 877	347	0.201	425
Orkney 3	–	–	–	–	–	–	–	–
Orkney 4	31	29	2	5	58 897	406	0.145	497
Orkney 6	–	–	–	–	–	–	–	–
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	1	1	–	–	2 024	13	0.158	442
Total South Africa	69	60	9	7	130 798	766	0.171	458
Australia								
Mt Magent	80	59	21	23	148 822	1 918	0.078	399
South Kal	42	38	4	2	82 639	1 481	0.056	454
Total Australia	122	97	25	25	231 460	3 398	0.068	419
Total Harmony – discontinued operations	191	157	33	32	362 258	4 164	0.087	433
Total Harmony – continuing operations	1 072	877	196	234	2 024 667	16 655	0.122	433

DEVELOPMENT RESULTS (Metric)

Quarter ended June 2007

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Randfontein					
VCR Reef	1,393	1261	65	30.26	1,954
UE1A	1,047	885	144	7.89	1,137
E8 Reef	95	39	140	8.15	1,139
Kimberley Reef	439	306	190	3.97	756
E9GB Reef	269	213	73	11.64	851
All Reefs	3,243	2,704	107	13.63	1,452
Free State					
Basal	1,533	1,078	57	17.56	995
Leader	1,536	1,259	151	5.52	835
A Reef	370	354	130	3.35	436
Middle	322	306	218	2.06	447
B Reef	409	362	54	16.78	906
All Reefs	4,170	3,359	114	7.15	817
Evander					
Kimberley Reef	1,780	1,704	57.33	21.45	1,230
Elandskraal					
VCR Reef	198	108	181	9.10	1,647
Orkney					
Vaal Reef	–	–	–	–	–
VCR	–	–	–	–	–
All Reefs	–	–	–	–	–
Target					
Elsburg	737	745	261	9.94	2,592
Freegold JV					
Basal	1,148	1,122	17	90.67	1,571
Beatrix	212	153	67	8.19	552
Leader	27	18	190	15.48	2,944
B Reef	–	–	–	–	–
All Reefs	1,387	1,293	26	57.27	1,469

DEVELOPMENT RESULTS (Imperial)

Quarter ended June 2007

	Reef Feet	Sampled Feet	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)
Randfontein					
VCR Reef	4,570	4,137	25	0.90	22
UE1A	3,434	2,904	57	0.23	13
E8 Reef	312	128	55	0.24	13
Kimberley Reef	1,442	1,004	75	0.12	9
E9GB Reef	881	699	29	0.34	10
All Reefs	10,639	8,872	42	0.40	17
Free State					
Basal	5,029	3,537	22	0.52	11
Leader	5,038	4,131	59	0.16	10
A Reef	1,215	1,161	51	0.10	5
Middle	1,057	1,004	86	0.06	5
B Reef	1,341	1,188	21	0.50	10
All Reefs	13,681	11,020	45	0.21	9
Evander					
Kimberley Reef	5,840	5,591	23	0.61	14
Elandskraal					
VCR Reef	650	354	71	0.27	19
Orkney					
Vaal Reef	–	–	–	–	–
VCR	–	–	–	–	–
All Reefs	–	–	–	–	–
Target					
Elsburg	2,418	2,444	103	0.29	30
Freegold JV					
Basal	3,766	3,681	7	2.58	18
Beatrix	697	502	27	0.23	6
Leader	89	59	75	0.45	34
B Reef	–	–	–	–	–
All Reefs	4,551	4,242	10	1.69	17

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G Briggs (Acting Chief Executive)
F Abbott*, J A Chissano*†,
F T De Buck*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(*non-executive) (†Mozambique)

Investor Relations

Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

NOTES

PRINTED BY INCE (PTY) LIMITED

REF W2CF03699

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 29 August, 2007

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer